SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated September 3, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: September 3, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	September 3, 2013

Re: Tata Motors Report for August 2013

Mumbai, September 3, 2013: Enclosed herewith is the information on production, sales and exports of the Company, released to the Society of Indian Automobile Manufacturers (SIAM) which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for AUGUST’ 2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUGUST 2012	AUGUST 2013	AUGUST 2012	AUGUST 2013	AUGUST 2012	AUGUST 2013
Micro	NANO	6719	2030	6507	2081	1	1
Compact	INDICA, INDICA VISTA, INDIGO CS	11906	8716	10694	6437	598	752
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	522	307	526	243	48	47
UV1	SUMO	2986	1831	3007	1685	58	97
UV2	SAFARI, SUMO GRANDE	849	709	1282	598	6	53
UV3	ARIA, XENON	192	85	46	18	59	65
V1	VENTURE	269	580	249	502	0	0
V2	ACE MAGIC, MAGIC IRIS	6979	6638	6812	6409	32	18
N1- A1	ACE, ACE EX, ACE Zip	17349	12721	16373	11455	912	1318
N1- A2	Super ACE, TATA207, XENON, Winger DV	3741	4939	3372	4130	870	883
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	676	409	395	250	6	0
M2- A2	Winger 14 seats, SFC407, CityRide	351	210	305	242	5	3
N2- A1	SFC407, LPT407	1496	1121	1791	1314	80	81
N2- A2	SFC709, LPT709	1102	924	508	326	406	201
N2- A3	LPT9109	752	713	475	259	134	137
N2- A4	LPT1109	323	370	1475	1125	107	120
M3- A2	LP709, SFC410, LP410	1534	1057	905	778	458	327
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	620	422	515	511	0	6
M3- C2	LPO1512, LPO1612, Starbus, Divo	948	765	1010	754	33	194
N3- A1	LPT1613, LPK1616, SK1613	4128	2823	2639	1414	286	441
N3- B1(a)	LPT2518, LPK2518	3921	2455	3562	1941	266	118
N3- B1(b)	LPT3118	3489	2005	3475	1719	6	13
N3- B2(b)	LPS3518. LPS3015, LPS3516	527	150	547	176	0	0
N3- B2(d)	LPS4018, LPS4023	719	445	917	328	2	18
N3- B2(e)	LPS4928	81	41	66	22	0	1

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	85	166	203	226	0	0

Note: The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America,CIS and Russia.

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.